UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2020

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 24, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: February 24, 2020	By:	/s/ Ramzi Benamar
		Name:	Ramzi Benamar
		Title:	Chief Financial Officer

Exhibit 99.1

Montrouge, France, February 24, 2020

DBV Technologies to Present Detailed Safety and Efficacy Data of Viaskin Peanut at AAAAI 2020

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that abstracts highlighting clinical and pre-clinical data from its Viaskin® technology platform will be presented at the American Academy of Allergy, Asthma & Immunology (AAAAI) 2020 Annual Meeting in Philadelphia, PA, March 13 – 16. Six abstracts have been accepted, including three oral presentations and three poster presentations.

“We’re excited to be returning to AAAAI to share topline data on Viaskin Peanut from the largest long-term study in the field of peanut allergy immunotherapy to date,” said Dr. Pharis Mohideen, Chief Medical Officer of DBV Technologies. “We also will present data on safety, quality of life and reducing the risk of reactions to accidental exposures. These data reflect our ongoing commitment to understanding the science and treatment of peanut allergy to improve the lives of patients in a simple and convenient way.”

Viaskin Peanut is the Company’s lead product candidate designed to potentially reduce the risk of life-threatening allergic reactions due to accidental exposure to peanuts. An investigational non-invasive, once-daily, epicutaneous patch, Viaskin Peanut seeks to deliver microgram quantities of peanut antigen to activate the immune system.

Abstracts of Interest:

Epicutaneous Immunotherapy for Peanut Allergy Clinical Data and Analyses

“Open-Label Follow-Up of the PEPITES Study (PEOPLE) to Evaluate the Long-Term Efficacy and Safety of Epicutaneous Peanut Immunotherapy in Peanut-Allergic Children” will be presented by David Fleischer, MD, Director, Allergy and Immunology Center and Section Head, Children’s Hospital Colorado. (Poster Presentation)

•	Abstract Number: 449

•	Session Title: Treatment of Food Allergy

•	Location: Convention Center, 200 Level, Hall D

•	Presentation Date: Sunday, March 15, 2020

•	Presentation Time: 9:45-10:45 AM ET

“Results of the REALISE (Real-life Use and Safety of EPIT) Study: A Multicenter Blinded Randomized Controlled Trial Investigating the Safety of Epicutaneous Immunotherapy for Peanut Allergy in Peanut-Allergic Children” will be presented by Jacqueline Pongracic, MD, Head, Allergy and Immunology, Ann & Robert H. Lurie Children’s Hospital of Chicago, Professor of Pediatrics and Medicine, Northwestern University Feinberg School of Medicine. (Oral Presentation)

•	Abstract Number: 257

•	Session Number: 2605

•	Session Title: Advances in the Treatment of Peanut Allergy

•	Location: Convention Center, 400 Level, Terrace Ballroom I

•	Presentation Date: Saturday, March 14, 2020

•	Presentation Time: 2:15-2:30 PM ET

“Modeled Quantitative Risk Reduction Through Epicutaneous Immunotherapy for Peanut Allergy: Restaurant Meal Preparation with Shared Cooking Utensils and Equipment” will be presented by Benjamin C. Remington, PhD, University of Nebraska-Lincoln Food Allergy Research and Resource Program, and the Remington Consulting Group B.V., The Netherlands. (Poster Presentation)

•	Abstract Number: 451

•	Session Title: Treatment of Food Allergy

•	Location: Convention Center, 200 Level, Hall D

•	Presentation Date: Sunday, March 15, 2020

•	Presentation Time: 9:45-10:45 AM ET

“Food Allergy Quality of Life Questionnaires for Assessment of Health-Related Quality of Life in Clinical Food Allergy Treatment Studies: Use of Item Response Theory” will be presented by Audrey Dunn-Galvin, PhD, School of Applied Psychology, University College Cork, College Road, Cork City, Ireland. (Poster Presentation)

•	Abstract Number: 444

•	Session Title: Treatment of Food Allergy

•	Location: Convention Center, 200 Level, Hall D

•	Presentation Date: Sunday, March 15, 2020

•	Presentation Time: 9:45-10:45 AM ET

Epicutaneous Immunotherapy (EPIT) Scientific Research

“Role of Langerhans Cells in the Formation of Germinal Center and Modulation of Humoral Immunity During Epicutaneous Immunotherapy” will be presented by Vincent Dioszeghy, PhD, DBV Technologies. (Oral Presentation)

•	Abstract Number: 266

•	Session Number: 2607

•	Session Title: Mechanisms and Treatment Effect of Immunotherapy

•	Location: Convention Center, 100 Level, Room 115

•	Presentation Date: Saturday, March 14, 2020

•	Presentation Time: 2:00-2:15 PM ET

“Mechanisms of Allergen Capture by Skin DC Differ between naïve and sensitized individuals in a specific-IgG dependent manner” will be presented by Pierre-Louis Hervé, PhD, DBV Technologies. (Oral Presentation)

•	Abstract Number: 527

•	Session Number: 3603

•	Session Title: Immunology of Allergy

•	Location: Convention Center, 100 Level, Room 113

•	Presentation Date: Sunday, March 15, 2020

•	Presentation Time: 2:30-2:45 PM ET

About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT™, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical trial of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release contains forward-looking statements, including statements about the potential of the EPIT platform and Viaskin® Peanut as a treatment for peanut-allergic children. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Factors that could cause actual results to differ materially from those described or projected herein include risk associated with uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers and U.S. Securities and Exchange Commission, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise forward-looking statements as a result of new information, future events or circumstances, or otherwise, except as required by law.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com